UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Issuer)

Ordinary shares of nominal value €1.01 per ordinary share

(Title of Class of Securities)

1912EP104

(CUSIP Number)

Robert R. Rudolph Director Coca-Cola HBC AG Baarerstrasse 14 CH-6300 Zug Switzerland +41 41 561 32 43	Danielle Schroeder Director Kar-Tess Holding 21, Boulevard de la Pétrusse L-2320 Luxembourg +352 48 81 81 310

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

Copies to:

George H. White, Esq. Sullivan & Cromwell LLP One New Fetter Lane London EC4A 1AN United Kingdom +44 (0) 20-7959-8900	Bruce C. Bennett, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 841-1000

October 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1912EP104

1	Name of Reporting Person Coca-Cola HBC AG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Zug, Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 135,001,045

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 135,001,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person 135,001,045

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 37.2% (1)

14	Type of Reporting Person CO

(1)                                  Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of October 22, 2012 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Kar-Tess Holding I.R.S. Identification No. of Above Person 98-0678312

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 220,356,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 220,356,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,356,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.7% (1)

14	Type of Reporting Person CO

(1)                                  Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of October 22, 2012 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Boval S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 220,356,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 220,356,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,356,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.7% (1)

14	Type of Reporting Person CO

(1)                                  Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of October 22, 2012 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Usoni S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 220,356,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 220,356,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,356,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.7% (1)

14	Type of Reporting Person CO

(1)                                  Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of October 22, 2012 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person O&R Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 220,356,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 220,356,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,356,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.7% (1)

14	Type of Reporting Person CO

(1)                                  Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of October 22, 2012 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person George A. David

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 220,356,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 220,356,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,356,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.7% (1)

14	Type of Reporting Person IN

(1)                                  Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of October 22, 2012 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Anastasios P. Leventis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 220,356,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 220,356,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,356,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.7% (1)

14	Type of Reporting Person IN

(1)                                  Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of October 22, 2012 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Haralambos K. Leventis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 220,356,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 220,356,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,356,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.7% (1)

14	Type of Reporting Person IN

(1)                                  Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of October 22, 2012 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Anastassis David

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 220,356,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 220,356,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,356,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.7% (1)

14	Type of Reporting Person IN

(1)                                  Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of October 22, 2012 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares of nominal value €1.01 per ordinary share of Coca-Cola Hellenic Bottling Company, S.A., a Greek corporation (“Coca-Cola Hellenic”) and American depositary shares (“ADSs”), each representing one ordinary share of Coca-Cola Hellenic.  The principal executive offices of Coca-Cola Hellenic are located at 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece.

Kar-Tess Holding, Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis David previously filed a statement on Schedule 13G to report their ownership of certain of the securities reported herein.

Item 2. Identity and Background.

This Statement is being jointly filed by Coca-Cola HBC AG (“CCHBC”), Kar-Tess Holding, Boval S.A., Usoni S.A. (“Usoni”), O&R Holdings Ltd. (“O&R Holdings”) and Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis David (collectively, the “Reporting Persons”).

CCHBC

CCHBC is a stock corporation (Aktiengesellschaft / société anonyme) organized under the laws of Switzerland.  CCHBC was incorporated by Kar-Tess Holding in order to facilitate the Exchange Offer (as defined below), which was announced on October 11, 2012.  CCHBC has no operations and no material assets or liabilities other than in connection with the Exchange Offer.  The principal business and office address of CCHBC is Baarerstrasse 14, CH-6300 Zug, Switzerland.  The name, business address, present principal occupation or employment, and citizenship of each director of CCHBC (including Reporting Persons who are directors of CCHBC) are set forth on Schedule I attached hereto, and are incorporated herein by reference.  CCHBC does not have any executive officers.

During the last five years, neither CCHBC nor, to the knowledge of CCHBC, any of the persons set forth on Schedule I attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Kar-Tess Holding

Kar-Tess Holding is the sole shareholder of CCHBC.  Kar-Tess Holding is a Société à responsabilité Limitée organized under the laws of Luxembourg.  The principal business of Kar-Tess Holding is to operate as a holding company.  The principal business and office address of Kar-Tess Holding is 21, Boulevard de la Pétrusse, L-2320 Luxembourg.  The name, business address, present principal occupation or employment, and citizenship of each director of Kar-Tess Holding (including Reporting Persons that are directors of Kar-Tess Holding) are set forth on Schedule II attached hereto, and are incorporated herein by reference.  Kar-Tess Holding does not have any executive officers.

During the last five years, neither Kar-Tess Holding nor, to the knowledge of Kar-Tess Holding, any of the persons set forth on Schedule II attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 1912EP104

Boval S.A.

Boval S.A. is the majority shareholder of Kar-Tess Holding. Boval S.A. is a corporation organized under the laws of Luxembourg.  The principal business of Boval S.A. is to operate as a holding company.  The principal business and office address of Boval S.A. is 21, Boulevard de la Pétrusse, L-2320 Luxembourg.  The name, business address, present principal occupation or employment, and citizenship of each director of Boval S.A. (including Reporting Persons that are directors of Boval S.A.) are set forth on Schedule III attached hereto, and are incorporated herein by reference.  Boval S.A. does not have any executive officers.

During the last five years, neither Boval S.A. nor, to the knowledge of Boval S.A., any of the persons set forth on Schedule III attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Usoni

Usoni is, along with O&R Holdings, a minority shareholder of Kar-Tess Holding.  Usoni is a corporation organized under the laws of Panama.  The principal business of Usoni is to operate as a holding company.  The principal business and office address of Usoni is Via General Nicanor A. de Obarrio, 50th Street, Bancomer Plaza, 4th Floor, Panama City, Panama.  The name, business address, present principal occupation or employment, and citizenship of each director of Usoni (including Reporting Persons that are directors of Usoni) are set forth on Schedule IV attached hereto, and are incorporated herein by reference.  Usoni does not have any executive officers.

During the last five years, neither Usoni nor, to the knowledge of Usoni, any of the persons set forth on Schedule IV attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

O&R Holdings

O&R Holdings is, along with Usoni, a minority shareholder of Kar-Tess Holding.  O&R Holdings is a corporation organized under the laws of the British Virgin Islands.  The principal business of O&R Holdings is to operate as a holding company.  The principal business and office address of O&R Holdings is 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands.  The name, business address, present principal occupation or employment, and citizenship of each director of O&R Holdings (including Reporting Persons that are directors of O&R Holdings) are set forth on Schedule V attached hereto, and are incorporated herein by reference.  O&R Holdings does not have any executive officers.

During the last five years, neither O&R Holdings nor, to the knowledge of O&R Holdings, any of the persons set forth on Schedule V attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. G. David, H. Leventis, A. Leventis and A. David

The name, residence or business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the

CUSIP No. 1912EP104

citizenship of each of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David are set forth on Schedule I.

During the last five years, none of the above individuals (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 10, 2012, in connection with the announcement of the Exchange Offer, CCHBC received commitments to tender into the Exchange Offer (the “Tender Commitments”) from The Coca-Cola Company and certain other long-term shareholders of Coca-Cola Hellenic (together, the “Tendering Shareholders”) in respect of an aggregate of 135,001,045 ordinary shares of Coca-Cola Hellenic (the “Subject Shares”), representing approximately 37.2% of the total voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic shares held in treasury by Coca-Cola Hellenic, which carry no voting rights).  As described in response to Item 4 below, the Subject Shares have not yet been purchased by CCHBC.  Pursuant to the terms of the Tender Commitments, the Tender Shareholders have undertaken to tender the Subject Shares in the Exchange Offer in exchange of ordinary shares or ADSs representing ordinary shares of CCBHC.

Funding for the payment of any cash consideration to be offered in any Greek compulsory buy-out and/or any Greek compulsory sell-out procedures in which CCHBC may engage as further described in response to Item 4 below, together with the funding for Exchange Offer related costs and other expenses, is expected to come from a €550 million syndicated term loan acquisition facility entered into by CCHBC, which is available specifically for this purpose.  For a description of any such compulsory buy-out or sell-out procedures and the related facility, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction.

The Exchange Offer

On October 11, 2012, CCHBC announced the submission of a voluntary share exchange offer (the “Greek Exchange Offer”) to acquire all of the outstanding ordinary shares of Coca-Cola Hellenic which CCHBC or Kar-Tess Holding did not hold as at October 10, 2012 (the “Date of the Exchange Offer”), consisting of 281,198,488 ordinary shares of Coca-Cola Hellenic representing approximately 77.4% of the total voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic shares held in treasury by Coca-Cola Hellenic, which carry no voting rights).  Kar-Tess Holding has stated that it will tender its 85,355,019 ordinary shares of Coca-Cola Hellenic into the Greek Exchange Offer on the same terms and conditions as other shareholders.  The Date of the Exchange Offer is the date on which CCHBC initiated the Greek Exchange Offer process by informing the Hellenic Capital Markets Commission (the “HCMC”) and the board of directors of Coca-Cola Hellenic of the Greek Exchange Offer and submitted to them a draft of the Greek information circular (the “Information Circular”).  The ordinary shares of Coca-Cola Hellenic are listed and traded on the main market of the Athens Exchange (the “ATHEX”) under the symbol “EEEK”, with a standard listing on the London Stock Exchange (“LSE”) under the symbol “CCB”.

In addition, CCHBC simultaneously announced the submission of a separate voluntary share exchange offer, which will be addressed to holders of ordinary shares of Coca-Cola Hellenic who are located in the territory of the United States of America and to holders of ADSs, each representing one ordinary share of Coca-Cola Hellenic, wherever located (the “U.S. Exchange Offer” and, together with the Greek Exchange Offer, the “Exchange Offer”).  ADSs representing ordinary shares of Coca-Cola Hellenic are listed on the New York Stock Exchange (the “NYSE”) under the symbol “CCH” and are traded in the form of American depositary receipts.

CUSIP No. 1912EP104

In consideration for every ordinary share of Coca-Cola Hellenic lawfully and validly tendered in the Greek Exchange Offer, CCHBC will offer during the acceptance period one new share of CCHBC.  Holders of ordinary shares of Coca-Cola Hellenic outside the United States who tender their ordinary shares of Coca-Cola Hellenic in the Greek Exchange Offer will have the option to receive, for each ordinary share of Coca-Cola Hellenic lawfully and validly tendered in that offer, one uncertificated share of CCHBC or one share of CCHBC represented by a depositary interest (a “CCHBC DI”).  CCHBC DIs will settle through CREST, an electronic settlement system operated in the United Kingdom.

Under the U.S. Exchange Offer, holders of ordinary shares of Coca-Cola Hellenic in the United States will have the option to receive, for each ordinary share of Coca-Cola Hellenic lawfully and validly tendered in the U.S. Exchange Offer, either one uncertificated share of CCHBC or one ADS representing one share of CCHBC, but will not be eligible to receive CCHBC DIs.  In consideration for every ADS representing one ordinary share of Coca-Cola Hellenic lawfully and validly tendered in the U.S. Exchange Offer, CCHBC will offer during the acceptance period one ADS representing one share of CCHBC.

The purpose of the Exchange Offer by CCHBC is to facilitate a premium listing of the Coca-Cola Hellenic group on the LSE and a listing on the NYSE under a new Swiss holding company. CCHBC will at the same time apply for a parallel listing for the ordinary shares of CCHBC on the ATHEX subject to necessary approvals.  The Exchange Offer is not expected to materially change the Coca-Cola Hellenic group’s current dividend policy. The Exchange Offer may, however, affect the Coca-Cola Hellenic group’s current capitalization, in the event that ordinary shares of Coca-Cola Hellenic are acquired for cash pursuant to the compulsory buy-out and/or compulsory sell-out procedures described below. CCHBC has entered into a committed facility agreement of up to €550,000,000 in order to finance such acquisitions for cash.

On October 11, 2012, Coca-Cola Hellenic announced that its board of directors unanimously determined that the Exchange Offer is in the best interests of Coca-Cola Hellenic and all of the holders of Coca-Cola Hellenic shares and Coca-Cola Hellenic ADSs, in their capacity as such, and recommended that holders of Coca-Cola Hellenic shares and Coca-Cola Hellenic ADSs tender their Coca-Cola Hellenic shares and/or Coca-Cola Hellenic ADSs pursuant to the Exchange Offer.

Conditions to the Exchange Offer

1.               The entry into force of the Exchange Offer is subject to the following conditions:

(a)          the United Kingdom Financial Services Authority (the “FSA”) as the United Kingdom Listing Authority (the “UKLA”) shall have approved the prospectus relating to the ordinary shares of CCHBC and the approved prospectus shall have been passported into the Hellenic Republic; and

(b)         the Information Circular relating to the Greek Exchange Offer shall have been approved by the HCMC.

CUSIP No. 1912EP104

2.               Effectiveness of the Exchange Offer is also subject to the condition that at least 326,811,035 ordinary shares of Coca-Cola Hellenic (including ordinary shares of Coca-Cola Hellenic represented by ADSs) corresponding to at least 90% of the total voting rights in Coca-Cola Hellenic (calculated excluding ordinary shares of Coca-Cola Hellenic held in treasury by Coca-Cola Hellenic, which carry no voting rights) shall have been lawfully and validly tendered in the Exchange Offer and not withdrawn as at the end of the acceptance period.  These 326,811,035 ordinary shares of Coca-Cola Hellenic include the 85,355,019 ordinary shares of Coca-Cola Hellenic that Kar-Tess Holding holds and has stated it will tender into the Exchange Offer.  This condition shall be deemed to not have been fulfilled and the Exchange Offer will cease to be in effect if the registration statement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the U.S. Exchange Offer shall have not been declared effective by the SEC before the commencement of the acceptance period for the Exchange Offer.

3.               Completion of the Exchange Offer is subject to the following conditions:

3.1                                 the FSA as the UKLA and the LSE shall have acknowledged to CCHBC or its agent (and such acknowledgment shall not have been withdrawn) before or promptly after the announcement of the results of the Exchange Offer, that:

(a)          the application for admission of the shares of CCHBC to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities has been or will be approved; and

(b)         such approval will become effective (upon the issuance of the shares of CCHBC to be issued pursuant to the Exchange Offer and subject to any other conditions reasonably capable of being satisfied prior to or promptly after settlement of the Exchange Offer) as soon as a dealing notice has been issued by the FSA.

3.2                                 The approval for listing of the ADSs representing shares of CCHBC on the NYSE subject to notice of issuance.

The conditions set out above may be waived in whole or in part only with the approval of the HCMC.  CCHBC does not have any obligation to waive any of these conditions not timely satisfied.  If CCHBC does not waive, or the HCMC does not consent to the waiver of, an unsatisfied condition, the Exchange Offer will lapse and all tendered ordinary shares and ADSs representing ordinary shares of Coca-Cola Hellenic will be returned to holders.

The Exchange Offer may also be revoked by CCHBC following approval of the HCMC if there is an unforeseen change of circumstances which is beyond CCHBC’s control and which renders continuation of the Exchange Offer particularly onerous.

The Tender Commitments

On October 10, 2012, Coca-Cola HBC received commitments from The Coca-Cola Company and certain other long-term shareholders of Coca-Cola Hellenic to tender the Subject Shares, representing in the aggregate approximately 37.2% of the total voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic shares held in treasury by Coca-Cola Hellenic, which carry no voting rights).  Pursuant to the Tender Commitments, each of the Tendering Shareholders has agreed to tender the Subject Shares under its Tender Commitment in the Exchange Offer as promptly as practicable (but not later than the fifth business days) after commencement of the Exchange Offer and to not withdraw them prior to the termination of the applicable Tender Commitment.

  The Tendering Shareholders (and their respective Subject Shares) comprise Bonimo Corporation (627,875), Carlcan Holdings Limited (2,138,277), Christos Ioannou (400,000), Credit Suisse International (4,962,045), Crescent Holding GmbH (9,650,000), Ellie Ioannou (637,500), Harmonia Commercial S.A. (1,347,195), Kooky LLC (2,245,326), Leonidas Ioannou (1,000,000), Lucky 70 LLC (2,156,032), Maria Ioannou (300,000), New Argen Holdings Limited (15,234,642), Sammy LLC (84,040), Stelios Ioannou (850,000), Sylvia Christodoulo (2,362,887), The Coca-Cola Company (85,112,078), Utopia Business Company Ltd. (5,388,781) and Zoe 20 LLC (504,367).

A copy of the Tender Commitments delivered by The Coca-Cola Company, Crescent Holding GmbH and Credit Suisse International and the forms of the Tender Commitments executed by the other shareholders of Coca-Cola Hellenic mentioned above are attached as Exhibits 99.3 to 99.8 hereto.  The description above is entirely qualified by reference to such exhibits, which are incorporated in their entirety by reference herein.

Plans for Coca-Cola Hellenic and Coca-Cola HBC AG Following the Exchange Offer

If, at the end of the acceptance period, CCHBC holds ordinary shares of Coca-Cola Hellenic representing at least 90% of the total voting rights in Coca-Cola Hellenic (calculated excluding ordinary shares of Coca-Cola Hellenic held in treasury by Coca-Cola Hellenic, which carry no voting rights), CCHBC will initiate a compulsory buy-out procedure under Greek Law 3461/2006 to cause any remaining holders of ordinary shares of Coca-Cola Hellenic (including ordinary shares of Coca-Cola Hellenic represented by ADSs) to transfer those ordinary shares of Coca-Cola Hellenic to CCHBC.  Holders of ordinary shares of Coca-Cola Hellenic (including ordinary shares of Coca-Cola Hellenic represented by ADSs) that were not acquired in the Exchange Offer will also have the option to sell such shares to CCHBC pursuant to a compulsory sell-out procedure under Greek Law 3461/2006 at any time during the three months after the publication of the results of the Exchange Offer at a price of €13.58 in cash, which is equal to the volume-weighted average market price of ordinary shares of Coca-Cola Hellenic on the ATHEX over the six months ended on October 9, 2012, the last trading day preceding the Date of the Exchange Offer.

CUSIP No. 1912EP104

It is intended that CCHBC will be the new holding company of the Coca-Cola Hellenic and its subsidiaries following completion of the Exchange Offer.  The Exchange Offer will not cause any change in the business, scope, strategy and focus of the Coca-Cola Hellenic group’s operations.  The Coca-Cola Hellenic group’s current management will continue to lead the Coca-Cola Hellenic group’s business and long-term strategy.  The Coca-Cola Hellenic group’s commitment to Greece will remain unaffected.  Coca-Cola Hellenic will maintain production and distribution of its products in Greece and will continue to operate after the transaction its Group Corporate Service Center in Athens, supporting operations in 28 countries.  There will be no impact on jobs, compensation or benefits for any employees of the Coca-Cola Hellenic group as a result of the transaction.

Immediately following the completion of the Exchange Offer, CCHBC’s board of directors will consist of twelve directors, including six non-executive directors, Mr. George A. David (Chairman), Mr. Anastasios P. Leventis (Vice-Chairman), Mr. Anastassis G. David and Mr. Haralambos K. Leventis, each designated by Kar-Tess Holding, and Mr. John Hunter and Mr. Irial Finan, each designated by The Coca-Cola Company. It will also comprise Mr. Dimitris Lois (Chief Executive Officer and Managing Director) and five independent non-executive directors, including Mr. Kent Atkinson, Mr. Antonio D’Amato, Mr. Christos Ioannou, Sir Michael Llewellyn-Smith and Mr. Nigel Macdonald.  Consequently, immediately following the completion of the Exchange Offer, the composition of CCHBC’s board of directors will be consistent with the current composition of Coca-Cola Hellenic’s board of directors.  Following the completion of the Exchange Offer, CCHBC also expects to appoint an additional independent non-executive director to its board of directors such that at least half of the board of directors, excluding the Chairman, will be independent non-executive directors as required by the U.K. Corporate Governance Code.

CCHBC’s board of directors will be fully committed to adhering to the principles of good corporate governance reflected in the U.K. Corporate Governance Code and, consistent with Coca-Cola Hellenic’s past practice, will establish an audit committee, a remuneration committee, a nominations committee and a social responsibility committee.

If the Exchange Offer is completed, the members of the operating committee of Coca-Cola Hellenic will comprise the operating committee of CCHBC.

Kar-Tess Holding and The Coca-Cola Company’s subsidiaries which will hold their shareholding in CCHBC have informed CCHBC of their intention to enter into a shareholders’ agreement governing certain aspects of their respective shareholdings in CCHBC in substantially the same manner as their current shareholders’ agreement regarding their respective shareholdings in Coca-Cola Hellenic.

In addition, upon completion of the Exchange Offer, CCHBC, Kar-Tess Holding and The Coca-Cola Company’s subsidiaries which will hold their shareholding in CCHBC intend to enter into a relationship agreement that will be on substantially the same terms as the relationship agreement currently in place between Coca-Cola Hellenic, Kar-Tess Holding and The Coca-Cola Company’s subsidiaries which will hold their shareholding in CCHBC.  This agreement will set forth certain safeguards to ensure that CCHBC operates independently of Kar-Tess Holding and The Coca-Cola Company.

The Coca-Cola Company has informed Coca-Cola Hellenic that it will extend the term of the existing bottlers’ agreements between Coca-Cola Hellenic and its subsidiaries and The Coca-Cola Company through 2023.

After completion of the Exchange Offer, Kar-Tess Holding intends to transfer the ordinary shares of CCHBC representing CCHBC’s initial share capital of CHF 100,000 to CCHBC in return for a payment equal to the par value of such shares (plus the amount of any additional equity injections, if any) in order to avoid a dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the CCHBC financial statements as of and for the period ended December 31, 2012.

Following Coca-Cola HBC’s announcement of the exchange offer, the Coca-Cola Hellenic Employee Share Purchase Plan and the Coca-Cola Bottlers (Ulster) Limited Share Incentive Plan have been suspended pending completion of the exchange offer.  As a result of such suspension, no further employee contributions may be made

CUSIP No. 1912EP104

into the Plans and no further Coca-Cola Hellenic Shares will be purchased pursuant to the Plans.  Coca-Cola HBC intends, subject to applicable legal constraints and to the extent practicable, to put in place new plans with terms substantially similar to those of the existing Plans.

Additional Information

The ordinary shares of Coca-Cola Hellenic are currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Upon completion of the Exchange Offer, the ordinary shares of Coca-Cola Hellenic may be eligible for termination of registration under the Exchange Act.  Upon completion of the Exchange Offer, CCHBC intends to cause Coca-Cola Hellenic to terminate the current standard listing of its ordinary shares on the LSE, to terminate its deposit agreement in respect of the ADS representing ordinary shares of Coca-Cola Hellenic, to request that such ADSs be removed from listing on the NYSE and, when possible, to deregister such ADSs under Exchange Act.

CCHBC may continue to acquire ordinary shares of Coca-Cola Hellenic as a result of the Exchange Offer, any compulsory buy-out and/or compulsory sell-out following the Exchange Offer, or (if and to the extent permitted by applicable law) otherwise.

Other than as described in this Item 4, none of the Reporting Persons currently has any plans or proposals which relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Exchange Offer described in this Statement and the Exhibits hereto has not yet commenced.  Separate documentation for the U.S. Exchange Offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of ADSs representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CCHBC and Coca-Cola Hellenic may be required to file materials relevant to the U.S. Exchange Offer with the SEC.  Such documents, however, may not all be currently available.  INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC.  Copies of such documents may also be obtained from CCHBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This Statement does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this Statement (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

Item 5. Interest in Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference in this Item 5.

a)              CCHBC owns no ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic.  For purposes of Rule 13d-3 under the Exchange Act, however, as a result of the Tender Commitments, CCHBC and each of the other Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 135,001,045 ordinary shares of Coca-Cola Hellenic, representing approximately 37.2% of the ordinary shares of Coca-Cola Hellenic (calculated excluding ordinary shares of Coca-Cola Hellenic held in treasury by Coca-Cola Hellenic, which carry no voting rights).  Each of the Reporting Persons and the other persons listed in Schedules I to V disclaims beneficial ownership of such shares, and this

CUSIP No. 1912EP104

Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner for any purpose of such shares.

In addition, Kar-Tess Holding directly owns an aggregate of 85,355,019 ordinary shares of Coca-Cola Hellenic, representing approximately 23.5% of the outstanding ordinary shares of Coca-Cola Hellenic (calculated excluding ordinary shares of Coca-Cola Hellenic held in treasury by Coca-Cola Hellenic, which carry no voting rights), and Kar-Tess Holding, Boval S.A., Usoni, O&R Holdings, Mr. Anastassis David, Mr. George A. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis (together, the “Kar-Tess Group”), along with The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd, Refreshment Product Services, Inc. and CCHBC Grouping, Inc. (the “Coca-Cola Company Entities”) may be may be deemed as a group to have beneficial ownership of ordinary shares of Coca-Cola Hellenic as a result of Kar-Tess Holding and the Coca-Cola Company Entities being signatories to the Amended and Restated Shareholders’ Agreement (the “Amended and Restated Shareholders’ Agreement”), dated December 19, 2008, between Kar-Tess Holding and the Coca-Cola Company Entities, as attached hereto as Exhibit 99.2 and incorporated by reference herein.  As of the date hereof, the Coca-Cola Company Entities directly own an aggregate of 85,112,078 ordinary shares of Coca-Cola Hellenic, comprising 28,774,369 ordinary shares held by Atlantic Industries, 10,833,612 ordinary shares held by Refreshment Products Services Incorporated, 497,566 ordinary shares held by Barlan, Inc., 3,561 shares held by The Coca-Cola Export Corporation, and 45,002,970 ordinary shares held by Coca-Cola Overseas Parent.  The Coca-Cola Company Entities collectively own 23.4% of the ordinary shares of Coca-Cola Hellenic (calculated excluding ordinary shares of Coca-Cola Hellenic held in treasury by Coca-Cola Hellenic, which carry no voting rights).  Each member of the Kar-Tess Group and the other persons listed in Schedules II to V disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that any member of the Kar-Tess Group is the beneficial owner for any purpose of such shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any member of the Kar-Tess Group or any of the other persons listed in Schedules II to V that it is the beneficial owner of the ordinary shares held by the Coca-Cola Company Entities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed by any such member.

As of the date hereof, Mr. Patrick K. Oesch, a director of CCHBC and Boval S.A., beneficially owns an aggregate of 2,000 ordinary shares of Coca-Cola Hellenic.

As of the date hereof, Mrs. Danielle Schroeder, a director of Boval S.A. and Kar-Tess Holding, beneficially owns an aggregate of 8,250 ordinary shares of Coca-Cola Hellenic.

Except as set forth in this Statement, (1) neither CCHBC nor, to the best of CCHBC’s knowledge as of the date hereof, any of the directors named in Schedule I hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic, (2) neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule II hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic, (3) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule III hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic, (4) neither Usoni nor, to the best of Usoni’s knowledge as of the date hereof, any of the directors named in Schedule IV hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic, (5) neither O&R Holdings nor, to the best of O&R Holdings’ knowledge as of the date hereof, any of the directors named in Schedule V hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic and (6) none of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic.

b)             Upon execution of the Tender Commitments, CCHBC and each other Reporting Persons may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of the Subject Shares, because pursuant to the Tender Commitments, the Reporting Persons may be deemed to have acquired the shared power to dispose or to direct the disposition of an aggregate of

CUSIP No. 1912EP104

135,001,045 ordinary shares of Coca-Cola Hellenic, representing approximately 37.2% of the ordinary shares of Coca-Cola Hellenic (calculated excluding ordinary shares of Coca-Cola Hellenic held in treasury by Coca-Cola Hellenic, which carry no voting rights).

As a result of the Amended and Restated Shareholders’ Agreement, each member of the Kar-Tess Group and each of the Coca-Cola Company Entities may be deemed to hold shared voting power and shared dispositive power over 170,467,097 ordinary shares of Coca-Cola Hellenic (comprising 85,112,078 ordinary shares directly owned by the Coca-Cola Company Entities and 85,355,019 ordinary shares directly owned by Kar-Tess Holding).

The Amended and Restated Shareholders’ Agreement includes, among other things, the following restrictions on Kar-Tess Holding and the Coca-Cola Company Entities:

Restrictions on Transfer

The Amended and Restated Shareholders’ Agreement prohibits any sale of Coca-Cola Hellenic shares owned by Kar-Tess Holding or the Coca-Cola Company Entities if, as a result of such sale, (i) the combined shareholdings of Kar-Tess Holding and the Coca-Cola Company Entities would not exceed 44% (40% after December 31, 2013), (ii) the shareholding of the Coca-Cola Company Entities would not exceed 22% (20% after December 31, 2013) or (iii) the shareholding of Kar-Tess Holding would not exceed 22% (20% after December 31, 2013), of the outstanding shares of Coca-Cola Hellenic.  However, Kar-Tess Holding and the Coca-Cola Company Entities have also agreed to negotiate in good faith an agreement that allows transfer of ordinary shares of Coca-Cola Hellenic below the 44% (40% after December 31, 2013) minimum threshold provided that they continue to jointly control Coca-Cola Hellenic in the event a party seeks to reduce the combined shareholding below such level.

Kar-Tess Holding will give the Coca-Cola Company Entities ten days prior notice of any proposed acquisition of ordinary shares of Coca-Cola Hellenic by Kar-Tess Holding or its affiliates, and the Coca-Cola Company Entities will give Kar-Tess Holding ten days prior notice of any proposed acquisition of ordinary shares of Coca-Cola Hellenic by the Coca-Cola Company Entities or their affiliates.

Composition of Coca-Cola Hellenic Board of Directors

Kar-Tess Holding and the Coca-Cola Company Entities agreed in the Amended and Restated Shareholders’ Agreement that the composition of the board of directors of Coca-Cola Hellenic would be twelve directors, comprising:

•                  two directors designated by the Coca-Cola Company Entities;

•                  four directors, including the chairman of the board of directors, designated by Kar-Tess Holding; and

•                  the remaining directors jointly designated by Kar-Tess Holding and the Coca-Cola Company Entities.

Kar-Tess Holding and the Coca-Cola Company Entities have also agreed to cast the votes attaching to their ordinary shares of Coca-Cola Hellenic so that each other’s nominees are elected to the Coca-Cola Hellenic board of directors and, in the event that there are more or less than twelve directors on the Coca-Cola Hellenic board, so that Kar-Tess Holding and the Coca-Cola Company Entities maintain their respective proportional representation on the Coca-Cola Hellenic board of directors.  In the event of a tied vote of the board of directors of Coca-Cola Hellenic, the Chairman of the board of directors of Coca-Cola Hellenic shall have the deciding vote.

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Decisions of the Coca-Cola Hellenic Board of Directors

Kar-Tess Holding and the Coca-Cola Company Entities have agreed to seek to convene an extraordinary general meeting of the Coca-Cola Hellenic shareholders to replace the Coca-Cola Hellenic board of directors in the event a resolution is passed by the Coca-Cola Hellenic board of directors in circumstances where a representative director of either Kar-Tess Holding or the Coca-Cola Company Entities has voted against such resolution to:

•                 engage in any business other than the bottling of beverages and any business incidental to this business;

•                 incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of  €30 million;

•                 enter into any arrangements providing for payments or other consideration in excess of €30 million;

•                 sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the Coca-Cola Hellenic assets or sell the majority of the value of the Coca-Cola Hellenic assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

•                 appoint or dismiss the managing director of Coca-Cola Hellenic; or

•                 approve the Coca-Cola Hellenic annual budget and annual business plan.

Shareholder Approvals

Kar-Tess Holding and the Coca-Cola Company Entities have agreed to consult before every vote and to vote against any proposal where either of them has indicated its intention to reject such proposal, on any of the following matters:

•                 a modification of the Coca-Cola Hellenic articles of association;

•                 any increase or decrease of the Coca-Cola Hellenic share capital;

•                 the merger or consolidation of Coca-Cola Hellenic with or into another company;

•                 the liquidation or dissolution of Coca-Cola Hellenic; or

•                 the general assignment for the benefit of creditors of, or the appointment of a custodian, receiver or trustee for all or any part of the Coca-Cola Hellenic assets.

Termination

The Amended and Restated Shareholders’ Agreement will remain in force unless there is a breach of the Amended and Restated Shareholders’ Agreement and the non-breaching party elects to terminate the agreement, Kar-Tess Holding and the Coca-Cola Company Entities agree in writing to terminate the agreement or Coca-Cola Hellenic ceases to exist.  The Amended and Restated Shareholders’ Agreement has a five year term and will expire on December 31, 2013, with an automatic renewal for a further five year term expiring on December 31, 2018.  After December 31, 2018, the Amended and Restated Shareholders’ Agreement may be terminated by either Kar-Tess Holding or the Coca-Cola Company Entities on three months’ written notice.

Notwithstanding the termination of the Amended and Restated Shareholders’ Agreement, for so long as either Kar-Tess Holding or any of the Coca-Cola Company Entities is a shareholder in Coca-Cola Hellenic, each of Kar-Tess Holding and the Coca-Cola Company Entities will vote their ordinary shares of Coca-Cola Hellenic against any proposal to liquidate or dissolve Coca-Cola Hellenic unless they have separately agreed to the contrary.

To the Kar-Tess Group’s knowledge, The Coca-Cola Company is a corporation organized under the laws of Delaware with principal business and office address at One Coca-Cola Plaza, Atlanta, Georgia, United

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States and its principal business is owning or licensing and marketing nonalcoholic beverage brands through a network of owned or controlled bottling and distribution operations as well as independently owned bottling partners, distributors, wholesalers and retailers.  During the last five years, to the knowledge of the Kar-Tess Group, The Coca-Cola Company (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As of the date hereof, Mr. Patrick K. Oesch has sole voting power and sole dispositive power over 2,000 ordinary shares of Coca-Cola Hellenic.

As of the date hereof, Mrs. Danielle Schroeder has sole voting power and sole dispositive power over 8,250 ordinary shares of Coca-Cola Hellenic.

c)              Except for the transactions described herein, (1) neither CCHBC nor, to the best of CCHBC’s knowledge as of the date hereof, any of the directors named in Schedule I hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days, (2) neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule II hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days, (3) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule III hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days, (4) neither Usoni nor, to the best of Usoni’s knowledge as of the date hereof, any of the directors named in Schedule IV hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days, (5) neither O&R Holdings nor, to the best of O&R Holdings’ knowledge as of the date hereof, any of the directors named in Schedule V hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days and (6) none of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days.

d)             Other than the shareholders party to the Tender Commitments or as otherwise described in this Item 5, (1) neither CCHBC nor, to the best of CCHBC’s knowledge as of the date hereof, any of the directors named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by CCHBC, (2) neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule II hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by Kar-Tess Holding, (3) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule III hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by Boval S.A., (4) neither Usoni nor, to the best of Usoni’s knowledge as of the date hereof, any of the directors named in Schedule IV hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by Usoni, (5) neither O&R Holdings nor, to the best of O&R Holdings’ knowledge as of the date hereof, any of the directors named in Schedule V hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by O&R Holdings and (6) none of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David has or knows any other person who has the right

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to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 3 through 5 above is hereby incorporated by reference into this Item 6.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of Coca-Cola Hellenic, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
99.1.

Joint Filing Agreement, dated as of October 22, 2012, by and between Coca-Cola HBC AG, Kar-Tess Holding, Boval S.A., Usoni S.A., O&R Holdings Ltd., George A. David, Anastasios P. Leventis, Haralambos K. Leventis and Anastassis David.

99.2

Amended and Restated Shareholders’ Agreement, dated December 19, 2008 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services Inc., CCHBC Grouping, Inc. and Kar-Tess Holding.

99.3	Tender Commitment, dated as of October 10, 2012, by and among The Coca-Cola Company, Coca-Cola HBC AG and Kar-Tess Holding.

99.4	Tender Commitment, dated as of October 10, 2012, by Crescent Holding GmbH.

99.5	Tender Commitment, dated as of October 10, 2012, by Credit Suisse International.

99.6	Tender Commitment Form No. 1.

99.7	Tender Commitment Form No. 2.

99.8	Tender Commitment Form No. 3.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2012	COCA-COLA HBC AG

	By:	/s/ Ryan Rudolph
	Name:	Ryan Rudolph
	Title:	Director

	By:	/s/ Claudia Goebel
	Name:	Claudia Goebel
	Title:	Director

Dated: October 22, 2012	KAR-TESS HOLDING

	By:	/s/ Danielle Schroeder
	Name:	Danielle Schroeder
	Title:	Director

	By:	/s/ Ryan Rudolph
	Name:	Ryan Rudolph
	Title:	Director

Dated: October 22, 2012	BOVAL S.A.

	By:	/s/ Danielle Schroeder
	Name:	Danielle Schroeder
	Title:	Director

	By:	/s/ Michael Staub
	Name:	Michael Staub
	Title:	Director

Dated: October 22, 2012	USONI S.A.

	By:	/s/ Michael Staub
	Name:	Michael Staub
	Title:	Director

Dated: October 22, 2012	O&R HOLDINGS LTD.

	By:	/s/ Ryan Rudolph
	Name:	Ryan Rudolph
	Title:	Director

Dated: October 22, 2012		/s/ George A. David
	Name:	George A. David

Dated: October 22, 2012		/s/ Anastasios P. Leventis
	Name:	Anastasios P. Leventis

Dated: October 22, 2012		/s/ Haralambos K. Leventis
	Name:	Haralambos K. Leventis

Dated: October 22, 2012		/s/ Anastassis David
	Name:	Anastassis David

SCHEDULE I

DIRECTORS OF COCA-COLA HBC AG

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of CCHBC are set forth below.  Unless otherwise indicated, the business address and phone numbers of each director is c/o Coca-Cola HBC AG, Baarerstrasse 14, CH-6300 Zug, Switzerland and +41 41 561 32 43, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)

Name of Organization: Coca-Cola Hellenic Bottling S.A.

Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company

Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Claudia Goebel	Director	German	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Haralambos K. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland

SCHEDULE II

DIRECTORS OF KAR-TESS HOLDING

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Kar-Tess Holding are set forth below. The business address and phone numbers of each director is c/o Kar-Tess Holding, 21, Boulevard de la Pétrusse, Boite Postale 436, L-2014 Luxembourg and +352 48 81 81 310, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)

Name of Organization: Coca-Cola Hellenic Bottling S.A.

Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company

Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Danielle Schroeder	Director	Luxembourg

Principal Occupation or Employment: Manager and Director

Name of Organization: Sofinex S.A.

Principal Business: Chartered accountants, company management

Address: 21, Boulevard de la Pétrusse, L-2320 Luxembourg

Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland

SCHEDULE III

DIRECTORS OF BOVAL S.A.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Boval S.A. are set forth below.  The business address and phone numbers of each director is care of Boval S.A., 21, Boulevard de la Pétrusse, L-2320 Luxembourg, Luxembourg and +352 48 81 81 310, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)

Name of Organization: Coca-Cola Hellenic Bottling S.A.

Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company

Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph Principal Business: Law firm Address: Am Schanzengraben 29, 8002 Zürich, Switzerland
Danielle Schroeder	Director	Luxembourg

Principal Occupation or Employment: Manager and Director

Name of Organization: Sofinex S.A.

Principal Business: Chartered accountants, company management

Address: 21, Boulevard de la Pétrusse, L-2320 Luxembourg

Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich

SCHEDULE IV

DIRECTORS OF USONI S.A.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Usoni are set forth below.  Unless otherwise indicated, the business address and phone numbers of each director is c/o Usoni S.A., Via General Nicanor A. de Obarrio, 50th Street, Bancomer Plaza, 4th Floor, Panama City, Panama and +352 48 81 81 310, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Robert Heberlein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich

SCHEDULE V

DIRECTORS OF O&R HOLDINGS LTD.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of O&R Holdings are set forth below.  Unless otherwise indicated, the business address and phone numbers of each director is c/o O&R Holdings Ltd., 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands and +352 48 81 81 310, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1.

Joint Filing Agreement, dated as of October 22, 2012, by and between Coca-Cola HBC AG, Kar-Tess Holding, Boval S.A., Usoni S.A., O&R Holdings Ltd., George A. David, Anastasios P. Leventis, Haralambos K. Leventis and Anastassis David.

99.2

Amended and Restated Shareholders’ Agreement, dated December 19, 2008 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services Inc., CCHBC Grouping, Inc. and Kar-Tess Holding.

99.3	Tender Commitment, dated as of October 10, 2012, by and among The Coca-Cola Company, Coca-Cola HBC AG and Kar-Tess Holding.

99.4	Tender Commitment, dated as of October 10, 2012, by Crescent Holding GmbH.

99.5	Tender Commitment, dated as of October 10, 2012, by Credit Suisse International.

99.6	Tender Commitment Form No. 1.

99.7	Tender Commitment Form No. 2.

99.8	Tender Commitment Form No. 3.